                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Royal Vendex KBB N.V.
   (Last)   (First)  (Middle)


   De Klencke 6, NL-1083
   Postbus 7997, 1008 AD

   (Street)


   Amsterdam, The Netherlands

   (City)         (State)     (Zip)


2. Date of Event Requiring Statement (Month/Day/Year)
   01/07/02

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol
   The Right Start, Inc. (RTST)

5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).



            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------



         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Series H Contingent Convertible
Preferred Stock                                     *          N/A      Common Stock                                      5,000,000


                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Series H Contingent Convertible
Preferred Stock                                     $4.00          (I)            **



Explanation of Responses:



* On January 7, 2002, The Right Start, Inc. issued 19,000 shares of Series H Contingent Convertible Preferred Stock ("Preferred Stock") to KBB Retail Assets Corp. ("KBB") and 1,000 shares of Preferred Stock to Quality Fulfillment Services, Inc. ("QFS"), both of which are indirect wholly owned subsidiaries of Royal Vendex KBB N.V. The 20,000 shares of Preferred Stock will automatically convert into 5,000,000 shares of common stock upon approval by the issuer's shareholders of an increase in its authorized common stock; provided, however, that if there are any other shares of convertible preferred stock of the issuer that are not converted into common stock at the time of such shareholder approval, the Preferred Stock will not automatically convert into common stock. In such event, the Preferred Stock may be converted into common stock at the option of the holder until such time as there is no convertible preferred stock outstanding, at which time the Preferred Stock will automatically convert into common stock.

** Royal Vendex KBB N.V. beneficially owns the shares reported hereunder through its indirectly wholly-owned subsidiaries, KBB and QFS.


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

           /s/ Marcel Smits                              January 17, 2002
---------------------------------------------        --------------------------
**Signature of Reporting Person                                Date
Marcel Smits, CFO
on behalf of Royal Vendex KBB N.V.


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See instruction 6 for procedure.